Exhibit 99.1

Maxar Technologies to present at Upcoming Investor Conferences

WESTMINSTER, CO, Sept. 5, 2018 /CNW/ - Maxar Technologies (the "Company" or "Maxar", formerly MacDonald, Dettwiler and Associates Ltd.), (NYSE: MAXR; TSX: MAXR), a global technology innovator powering the new space economy, announced today that members of senior management will present at the following investor conferences:

2018 RBC Capital Markets Global Industrials Conference
Mandarin Oriental Hotel, Las Vegas
September 6, 2018
11:30 a.m. PDT
There will be no webcast available for this presentation

Morgan Stanley 6th Annual Laguna Conference
Ritz-Carlton, Laguna-Nigel, Dana Point, CA
September 13, 2018
8:45 a.m. PDT
Webcast available below:
https://cc.talkpoint.com/morg007/091218b_as/?entity=13_SG76ORV

During the presentations, representatives of Maxar's senior management intend to discuss the Company's:

  Growth strategy, operations and outlook;
  Robust pipeline of large, new business opportunities, including the EnhancedView Follow-On contract option announced yesterday;
  Ongoing delivery of revenue and cost synergies following the acquisition and successful ongoing integration of DigitalGlobe;
  Ongoing exploration of strategic alternatives for its GEO communications satellite line of business; and
  Strategic and capital allocation priorities.

If indicated, webcasts of the presentations will also be accessible on the Investor section of the Maxar website, http://investor.maxar.com/events-and-presentations/default.aspx

About Maxar Technologies
As a global leader of advanced space technology solutions, Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is at the nexus of the new space economy, developing and sustaining the infrastructure and delivering the information, services, systems that unlock the promise of space for commercial and government markets. As a trusted partner, Maxar Technologies provides vertically-integrated capabilities and expertise including satellites, Earth imagery, robotics, geospatial data and analytics to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 30 global locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Forward-Looking Statements
"Certain statements and other information included in this release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws. Statements including words such as "may", "will", "could", "should", "would", "plan", "potential", "intend", "anticipate", "believe", "estimate" or "expect" and other words, terms and phrases of similar meaning are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, as well as other statements referring to or including forward-looking information included in this release.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this release. As a result, although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The risks that could cause actual results to differ materially from current expectations include, but are not limited to, the risk factors and other disclosures about the Company and its business included in the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com, under the Company's EDGAR profile at www.sec.gov or on the Company's website at www.maxar.com.

The forward-looking statements contained in this release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this presentation or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this release as a result of new information or future events, except as may be required under applicable securities legislation."

Investor Relations Contact:
Jason Gursky
Maxar VP Investor Relations
1-303-684-2207
jason.gursky@maxar.com

Media Contact:
Turner Brinton
Maxar Media Relations
1-303-684-4545
turner.brinton@maxar.com

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SOURCE Maxar Technologies Ltd.

View original content: http://www.newswire.ca/en/releases/archive/September2018/05/c1080.html

%CIK: 0001121142

CO: Maxar Technologies Ltd.

CNW 06:00e 05-SEP-18